UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Advanced Semiconductor Engineering, Inc.
(Name of Issuer)

Common Shares, par value NT$10.00 per share
(Title of Class of Securities)

00756M404
(CUSIP Number)

Jason C.S. Chang
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: 886-2-6636-5678
Fax: 886-2-2757-6121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON ASE Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,368,655,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,368,655,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,655,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSON Aintree Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,368,655,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,368,655,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,655,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSON JC Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,368,655,773
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,368,655,773
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,655,773
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSON Value Tower Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 407,449,072
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 407,449,072
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,449,072
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

1.	NAME OF REPORTING PERSON JASON C.S. CHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,889,032,057
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,889,032,057
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,889,032,057
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

Introduction

This Amendment No.3 (this “Amendment No.3”) amends and supplements the Schedule 13D previously filed on March 18, 2015 (“Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 26, 2015 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 26, 2016 ( “Amendment No. 2,” and together with the Original Schedule 13D and Amendment No. 1, the “Previous Schedule 13D”, and together with this Amendment No. 3, the “Schedule 13D”) relating to the common shares, par value NT$10.00 per share (the “Shares”), of Advanced Semiconductor Engineering, Inc., a company incorporated under the laws of the Republic of China (the “Company”).

This Amendment No. 3 is being filed to report changes in the beneficial ownership as a result of the Share subscription in the Company’s rights offer of new Shares by one or more Reporting Persons.

Unless otherwise stated herein, the Previous Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Previous Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

During the period from August 27, 2016 to March 24, 2017, the Reporting Persons subscribed for Shares in the Company’s rights offer of new Shares and purchased Shares by exercising vested options. These transactions were made at an aggregate consideration of NT$3,578,343,646 (US$117,245,860, based on the exchange rate of NT$30.52 to US$1.00 on March 17, 2017 as set forth in the statistical release published by the Federal Reserve Board of the United States), and were funded by Mr. Chang’s personal funds.

On March 16, 2017, pursuant to an offering of common Shares to employees of the Company, the Reporting Persons exercised their subscription rights to acquire 1,305,000 Shares from the Company for an aggregate consideration of NT$44,761,500, representing a purchase price of NT$34.30 per share.

On March 21, 2017 and March 24, 2017, pursuant to a rights offer by the Company, the Reporting Persons exercised their subscription rights to acquire 52,564,398 Shares and 40,583,478 Shares, respectively, from the Company for an aggregate consideration of NT$1,802,958,851 and NT$1,392,013,295, respectively, representing a purchase price of NT$34.30 per share.

Item 4. Purpose of Transaction

Other than the Shares that ASEE, Aintree and Mr. Chang previously obtained prior to the Company’s initial public offering, the Shares acquired by the Reporting Persons reported herein were acquired in the Company’s rights offer for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon their evaluation of the Company’s business, prospects and financial condition, the market for the Shares the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Shares and the ADSs.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer

All ownership percentages set forth in this Item 5 are based on 8,268,333,146 Shares, which were adjusted to reflect 7,952,033,146 Shares outstanding as of February 28, 2017, as provided by the Company, plus 16,300,000 Shares Mr. Chang received upon exercise of vested options and 300,000,000 Shares from the Company’s rights offer and offer of Shares to employees and the public in Taiwan. All US$ amounts contained in this Item 5 are based on the exchange rate of NT$30.52 to US$1.00 on March 17, 2017 as set forth in the statistical release published by the Federal Reserve Board of the United States.

Items 5(a) and (b) are hereby amended and restated as follows:

As of the date hereof, ASEE may be deemed to beneficially own 1,368,655,773 Shares, which amounts to 16.6% of the total outstanding Shares. ASEE has the sole voting power to vote and dispose of 1,368,655,773 Shares.

As of the date hereof, Aintree may be deemed to beneficially own 1,368,655,773 Shares, which amounts to 16.6% of the total outstanding Shares, as a result of the relationships described in Item 2. Aintree has the sole voting power to vote and dispose of 1,368,655,773 Shares.

As of the date hereof, JC Holdings may be deemed to beneficially own 1,368,655,773 Shares, which amounts to 16.6% of the total outstanding Shares, as a result of the relationships described in Item 2. JC Holdings has the sole voting power to vote and dispose of 1,368,655,773 Shares.

As of the date hereof, Value Tower may be deemed to beneficially own 407,449,072 Shares, which amounts to 4.9% of the total outstanding Shares. Value Tower has the sole voting power to vote and dispose of 407,449,072 Shares.

As a result of the relationships described in Item 2, Mr. Chang beneficially owns 1,368,655,773 Shares through ASEE, Aintree and JC Holdings and 407,449,072 Shares through Value Tower. In addition to the Shares Mr. Chang beneficially owns through ASEE, Aintree, JC Holdings and Value Tower, Mr. Chang directly owns 112,927,212 Shares, which include 16,300,000 Shares received upon exercise of vested options under the Company’s Employee Stock Option Plans and 1,305,000 Shares purchased in the Company’s offer to employees on March 16, 2017. In effect, as of the date hereof, Mr. Chang is deemed to beneficially own 1,889,032,057 Shares, which amounts to 22.8% of the total outstanding Shares (based on 8,268,333,146 Shares, which were adjusted to reflect 7,952,033,146 Shares outstanding as of February 28, 2017, as provided by the Company, plus 16,300,000 Shares Mr. Chang received upon exercise of vested options and 300,000,000 Shares from the Company’s rights offer and offer of Shares to employees and the public in Taiwan). Mr. Chang has the sole voting power to vote and dispose of 1,889,032,057 Shares.

Item 5(c) is hereby amended and restated as follows:

During the period commencing sixty (60) days prior to March 24, 2017, the Reporting Persons effected the following transactions in the Shares:

ASEE subscribed for 41,453,000 Shares at a price of NT$34.30 (US$1.12) in the Company’s rights offer on March 21, 2017.

Aintree subscribed for 41,453,000 Shares at a price of NT$34.30 (US$1.12) in the Company’s rights offer on March 21, 2017.

JC Holdings subscribed for 41,453,000 Shares at a price of NT$34.30 (US$1.12) in the Company’s rights offer on March 21, 2017.

Value Tower subscribed for 11,111,398 Shares and 40,583,478 Shares at a price of NT$34.30 (US$1.12) in the Company’s rights offer on March 21, 2017 and March 24, 2017, respectively.

Mr. Chang received 16,300,000 Shares upon exercise of vested options at a price of NT$21.1 (US$0.69) and a price of NT$20.4 (US$0.67) and subscribed for 1,305,000 Shares at a price of NT$34.30 (US$1.12) in the Company’s offer of Shares to employees on March 16, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The second paragraph of Item 6 is hereby amended and restated as follows:

As of the date hereof, Mr. Chang beneficially owns 1,368,655,773 Shares through ASEE, Aintree and JC Holdings and 407,449,072 Shares through Value Tower and directly owns 112,927,212 Shares. Of the 1,368,655,773 Shares Mr. Chang beneficially owns through ASEE, Aintree and JC Holdings, 248,471,522 Shares have been pledged. The share pledge does not affect the voting power of ASEE, Aintree, JC Holdings or Mr. Chang over the Shares reported herein. Of the 112,927,212 Shares Mr. Chang directly owns, 19,000,000 Shares have been pledged. The share pledge does not affect the voting power of Mr. Chang over the Shares reported herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2017

ASE ENTERPRISES LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C. S. Chang
Title: Director

Aintree Limited

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

JC HOLDINGS LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

VALUE TOWER LIMITED

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang
Title: Director

JASON C.S. CHANG

By:	/s/ Jason C.S. Chang
Name: Jason C.S. Chang